UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

Frances D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

October 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __ .



SCHEDULE 13D
CUSIP No. 252063102000

Page 2 of 4 Pages



1  NAME OF REPORTING PERSON:  FRANCES D. DEWEY


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
    (b) _X_

3  SEC USE ONLY

4  SOURCE OF FUNDS:  NOT APPLICABLE

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)	__

6  CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER:  474,383

8  SHARED VOTING POWER: 0

9  SOLE DISPOSITIVE POWER:  474,383

10  SHARED DISPOSITIVE POWER: 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
474,383

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES  _x__

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.89%

14  TYPE OF REPORTING PERSON: IN






This Amendment No. 1 amends the statement on Schedule 13D dated July 23, 2002 filed by Frances D. Dewey with respect to the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the "Company"), by adding the following information:

Item 4.  Purpose of Transaction

See Item 5(c) below.

Item 5.  Interest in Securities of the Company

(a) and (b)  Mrs. Dewey owns beneficially and of record
474,383 shares of Common Stock (the "Shares"), representing approximately 34.89% of the 1,359,531 shares of Common Stock outstanding as of October 12, 2004. Mrs. Dewey has sole voting power and sole dispositive power with respect to the Shares.

(c)	Transactions in the Common Stock effected during the
past 60 days by Mrs. Dewey: On October 4, 2004, Mrs. Dewey made gifts to her children (including John H.D. Dewey) aggregating 11,001 shares. Mrs. Dewey's son, John H. D. Dewey, is President and Chief Executive Officer of the Company. Mrs. Dewey disclaims any beneficial interest in the shares of Common Stock beneficially owned by Mr. Dewey.

(d)	No other person has the right to receive or the power to
direct the receipt of dividends from, or the profits from the sale of, the Shares.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  October 21, 2004



/s/ Frances D. Dewey
Frances D. Dewey